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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-25581~~ 8-69761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARDEA PARTNERS LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 NASSAU STREET, SUITE 300
(No. and Street)

PRINCETON	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG — 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, IVAN ROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARDEA PARTNERS LP, FORMALLY KNOWN AS ARDEA PARTNERS LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

Manoj Nair
Notary Public, State of New York
No. 01NA6059391
Qualified in New York County
My Commission Expires May 29, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ardea Partners LP

Financial Statement
and Supplemental Information

For the Period December 1, 2017 - December 31, 2018

(With Reports of Independent Registered Public Accounting Firm Thereon)

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3 - 8

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
Ardea Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ardea Partners LP as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ardea Partners LP as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ardea Partners LP's management. Our responsibility is to express an opinion on Ardea Partners LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Ardea Partners LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Ardea Partners LP's auditor since 2018.
New York, New York
February 8, 2019

Ardea Partners LP

Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	20,465,214
Accounts receivable		683,477
Due from affiliates		78,989
Security deposits and service retainers		1,748,387
Property and equipment, net of accumulated depreciation of $340,942		1,389,608
Prepaid expenses		145,930
TOTAL ASSETS	$	24,511,605

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:		
Accounts payable and accrued expenses	$	605,263
Deferred rent		1,214,561
Deferred revenues		705,632
Due to affiliates		18,847
Accrued compensation		180,000
TOTAL LIABILITIES		2,724,303
Commitments and Contingencies (Note 6)		
PARTNERS' CAPITAL		21,787,302
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	24,511,605

The accompanying notes are an integral part of these financial statement.

Note 1. Nature of Business

Effective January 1, 2019, Ardea Partners LLC filed a certificate of conversion in the state of Delaware to become a Limited Partnership, and changed its name to Ardea Partners LP. The financial statements reflect this change as if it occurred on December 31, 2018. Effective July 8, 2016, the Company registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company's limited partner is Ardea Holdings LP, a Delaware limited partnership ("AHLP") and its general partners is Ardea GP LLC. The Company has been approved to engage in best efforts underwriting, private placements of securities, and investment banking services, including mergers and acquisitions, advisory and fairness opinions. The Company does not carry securities accounts for customers or receive or hold securities or funds of customers.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2018, the Company had no cash equivalents.

Revenue Recognition
Revenue transactions (and the recognition of related income and expenses) are recorded based on the completion of the services. Advisory fees are earned for providing general investor-related advice outside the fundraising/private placements process. These fees are generally fixed in nature, being earned on a payment schedule as services are provided. As of December 31, 2018, the Company reflected $705,632 in deferred revenues for fees in which performance obligations had not yet been fully met. These deferred revenues are contingent upon success fees being earned at a future date, upon which the deferred revenues will become earned.

Fair Value Measurement
Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short term highly liquid nature. These financial instruments include cash, receivables, and accounts payable.

Income Taxes
During the tax year ended December 31, 2018, the Company was considered a disregarded entity for federal income tax purposes and its earnings and losses are included in AHLP's tax return and passed through to AHLP's partners. The members of an LLC are generally taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal income taxes has been included in these financial statements.

Certain taxing jurisdictions will assess a tax on the Company's income reflected on AHLP's tax return for 2018 which approximated $120,000 and is included under the caption, provision for income taxes, on the statement of income. This amount was paid by AHLP and charged to the Company through an intercompany charge.

Beginning on January 1, 2019 the Company converted from an LLC to a partnership and accordingly its partners will be liable for federal and most state and local income taxes based on the Company's income. The Company as a partnership will continue to be a disregarded entity for federal and most state income taxes on its income or losses. AHLP will be subject to an entity level tax on certain income from the Company in certain taxing jurisdictions for 2019. The Company will continue to be charged such amounts through an intercompany charge.

Income Taxes (Continued)
The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

Property and Equipment
The Company, under its capitalization policy, will capitalize any property, plant or equipment having a cost of $15,000 or greater. All items below this threshold are to be expensed when purchased, based upon materiality. For the period ended December 31, 2018, the Company capitalized $108,048 in costs related to the buildout and furnishing of its new office space at 10 Hudson Yards. Depreciation expense of $204,992 was recorded for the period ended December 31, 2018.

Property and equipment consisted of the following as of December 31, 2018:

Leasehold improvements	$	1,070,585
Furniture		613,635
Computer equipment		46,330
Sub-Total		1,730,550
Less: Accumulated depreciation		340,942
Property and equipment, net	$	1,389,608

Accounts Receivable and Allowance for Doubtful Accounts
The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflect the amount of loss that can be reasonably estimated by management. No allowance for doubtful accounts was recorded as of December 31, 2018. The Company incurred expenses and subsequently wrote off $268,885 of uncollectible "client reimbursement receivables" during 2018, which are included as bad debt expense on the accompanying Statement of Income.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include useful lives of long-lived assets and allowance for doubtful accounts.

Foreign Currency Gain or Loss
In certain circumstances international customers are invoiced in their local currency and the Company utilizes a month end foreign currency exchange rate to convert the outstanding receivables to US Dollars at the end of each month. For the period ended December 31, 2018 there was no foreign currency gain/loss.

Note 3. Off-Balance-Sheet Risk, Concentrations and Credit Risk

The Company maintains checking and money market accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit insurance limit. The Company has not experienced any losses in the account.

For the year ended December 31, 2018, 78% of gross revenues was derived from one client. None of the Company's accounts receivable balance as of December 31, 2018 was due from this one client.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties. At December 31, 2018, 100% of accounts receivable was derived from four clients.

Note 4. Revenue Recognition - ASC 606

In May 2014, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In March 2016, the FASB issued ASU 2016-08, Revenue Recognition - Principal versus Agent (reporting revenue gross versus net). Also, in April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers Identifying Performance Obligations and Licensing, and in May 2016 the FASB issued ASU 2016-12, Revenue Recognition – New Scope Improvements and Practical Expedients. These standards are effective for interim and annual periods beginning after December 15, 2017, and may be adopted earlier. As the Company's year end was November 30, 2017 it has not yet adopted the ASU's in the period ended December 31, 2018. The revenue standards are required to be adopted by taking either a full retrospective or a modified retrospective approach. The Company has assessed the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows and has determined that certain revenues were required to be deferred, as all performance obligations had not yet been met as of December 31, 2018. This assessment has considered transaction closings, along with the Company's performance obligations on engagements for which there has yet to be a closing.

Note 5. Lease Accounting - ASC 842

In January 2016, the FASB issued ASU 2016-02, Topic 842, Leases. Also, in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Leases. These standards require the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed an assessment of ASU 2016-02. As of January 1, 2019, the Company will record a right to use asset in the amount of $14,372,972, which will be offset by a liability in the amount of $15,587,532. There will be no material impact to the Company's net capital, as the right of use asset will be an allowable asset to the extent there is an offsetting lease obligation.

Note 6. Commitments

In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings or administrative proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

Office Leases

The Company entered into an agreement to lease office space in Princeton, NJ for a period of 5 years beginning on April 1, 2016. The minimum rental commitments under this lease, are as follows:

Year Ending December 31, 2018		Total
2019	$	43,847
2020		45,163
2021		15,202
Total	$	104,212

The Company entered into an agreement to lease office space in New York City, NY beginning on July 20, 2017 and ending March 29, 2027. The minimum rental commitments under this lease, are as follows:

Year Ending December 31, 2018:		Total		Subtenant
2019	$	2,081,856	$	627,785
2020		2,081,856		627,785
2021		2,081,856		627,785
2022		2,143,816		627,785
2023		2,230,460		291,222
Thereafter		7,249,320		-
	$	17,869,164	$	2,226,893

In connection with the New York City lease, the Company was entitled to eight months of free rent from its landlord. Free rent totaled $1,214,560 for the period ended December 31, 2018. This has been reflected as a liability in the accompanying Statement of Financial Condition as "deferred rent". With the adoption of Topic 842 this amount has been reflected in the calculation of the right to use asset as of January 1, 2019.

The Company was also required to remit a security deposit to each of the landlords for both of the leased office spaces. For the Princeton, NJ lease, the Company remitted a security deposit of $13,507. For the New York City lease, the Company remitted $1,734,880. Depending upon certain contingencies in the lease contracts, these amounts will be returned to the Company at the end of each respective lease period. The total amount of $1,748,387 is reflected as "security deposits and service retainers" in the accompanying Statement of Financial Condition.

Note 7. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications.

Note 8. Client Reimbursement Receivable

The Company has agreements with its clients whereby certain expenses incurred by the Company in relation to advisory services provided may be reimbursable. As of December 31, 2018, the Company had no receivables for reimbursements from its clients.

Note 9. Income Taxes

The Company is considered, for its 2018 tax filings, a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The Company's earnings and losses are included in AHLP's return and passed through to its partners.

The Company evaluates its uncertain tax positions under the provisions of Accounting Standards Codification ("ASC") 740 — Income Taxes ("ASC 740"). ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized tax benefits." A liability is recognized (or amount of net operating loss carried forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of December 31, 2018, no liability for unrecognized tax benefits was required to be recorded.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net' in the Statement of Income. Penalties related to unrecognized tax benefits are required to be calculated and would be classified as "income tax expense" in the statement of income. For the period ended December 31, 2018, no interest or penalties were required to be recorded.

Note 10. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain net capital equal to the greater of $5,000 plus minimum capital requirements or 6.67% of the aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined under Rule 15c3-1, shall not exceed 1500%. At December 31, 2018, the Company had net capital of $17,740,911 which was $17,559,290 in excess of its required net capital of $181,621. The Company's aggregate indebtedness to net capital ratio was 15.36% at December 31, 2018.

Note 11. Related Party Transactions Disclosure

The Company is under common ownership of Ardea Partners UK LLP ("APUKLLP"). The Company and APUKLLP each separately employ their own employees and manage their respective operations independently.

Effective as of September 1, 2017, the Company, APUKLLP (each, herein referred to as a "Party") and AHLP entered into an agreement with respect to an engagement (an "Engagement") that either Party may have entered into or may enter into with a client, whether before, on or after the Effective Date, where one Party (the "Contracting Party") contracts for the other Party (the "Noncontracting Party") to provide services to the Contracting Party, on an arms-length basis as a contractor and not in any other capacity, including agent, in connection with such Engagement. Pursuant to the Agreement, the Company engaged APUKLLP with respect to two transactions to assist the Company in providing advisory services to relevant clients. Based on the terms of the Agreement, APUKLLP billed the Company for services rendered in the amount of $6,000,000 as of December 31, 2018 which has been recorded and paid in full. At December 31, 2018, the Company reflected a receivable from APUKLLP, in the amount of $77,782, which is included in Due from Affiliates in the statement of financial condition. The Company also reflected a liability to AHLP, its sole limited partner, in the amount of $18,847. The balance due is comprised of tax obligations to various states in which Ardea Partners LP operated and for which AHLP has remitted on tax on the flow through income of the Company for the fiscal year.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 12. Guaranteed Payments

The Company's guaranteed payments, included in "salaries, commissions and related costs" in the accompanying Statement of Income, for the period ended December 31, 2018, totaled $16,879,962. Of this amount, all amounts were paid out at December 31, 2018.

Note 13. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.